Second Quarter 2020 Earnings Call July 22, 2020 Exhibit 99.2

Forward-looking statements Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

COVID-19 Update

- Health and safety of our employees is our first priority
  - Precautions in place
  - ~0.5% of employees with COVID-19 cases; all have recovered or are recovering
- All plants operating well; closely monitoring COVID-19 hot spots
- Demand returning in some end markets, but visibility generally remains low
- Executing on aggressive spending reductions
  - Flexing variable costs to match production levels and reducing fixed costs
  - On track for 2020 capex target of ~€175 million (~€96 million reduction from 2019)
- Significantly increased liquidity position to €949 million
- Successfully refinanced 2021 Senior Notes

Confident in ability to navigate through the COVID-19 crisis

Constellium

Second Quarter 2020 – Earnings Call 5

} Shipments of 310 thousand tons, down 25% compared to Q2 2019 } Revenue decreased 33% YoY to €1.0 billion } Net loss of €32 million compared to net income of €17 million in Q2 2019 } Adjusted EBITDA of €81 million decreased 51% YoY } Adjusted EBITDA of €228 million in H1 2020, down 24% YoY } Cash from Operations of €8 million and Free Cash Flow of €(33) million } Cash from Operations of €152 million and Free Cash Flow of €54 million in H1 2020 } Net Debt / LTM Adjusted EBITDA of 4.4x at June 30, 2020 Solid second quarter performance despite severe headwinds from COVID-19 pandemic Q2 2020 Highlights

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges H1 2020 vs. H1 2019 Q2 2020 vs. Q2 2019 € millions (51)% (24)% € millions

} Adjusted EBITDA of €58 million } Lower shipments of packaging, automotive and specialty products } Weaker price and mix } Strong cost control Q2 2020 Commentary Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q2 2020 Q2 2019 Var. Shipments (kt) 221 284 (23)% Revenues (€m) 565 821 (31)% Adj. EBITDA (€m) 58 79 (27)% Adj. EBITDA (€ / t) 262 279 (6)%

Aerospace and Transportation Q2 2020 Q2 2019 Var. Shipments (kt) 45 63 (28)% Revenues (€m) 250 383 (35)% Adj. EBITDA (€m) 31 64 (51)% Adj. EBITDA (€ / t) 691 1,018 (32)% Q2 2020 Commentary } Adjusted EBITDA of €31 million } Lower shipments of aerospace and TID products } Weaker price and mix } Strong cost control Adjusted EBITDA Bridge € in millions

Q2 2020 Commentary Automotive Structures and Industry Adjusted EBITDA Bridge € in millions } Adjusted EBITDA of €(1) million } Lower shipments of automotive and industry products } Weaker price and mix } Strong cost control Q2 2020 Q2 2019 Var. Shipments (kt) 44 66 (33)% Revenues (€m) 222 347 (36)% Adj. EBITDA (€m) (1) 30 n.m. Adj. EBITDA (€ / t) (31) 440 n.m.

Cost Performance Strong cost performance in Q2 *Does not include State Loans (€m) Q2 2020 Q2 2019 Var. Revenues 1,031 1,538 (33)% Costs (incl. metal) 950 1,371 (31)% Adj. EBITDA 81 167 (51)% ~€100 million of cost reductions compared to Q2 2019, excluding metal and depreciation Includes benefits from European COVID-19 state aid 17% decremental Adj. EBITDA margin at Group level Cost Highlights Cost Flex* Performance in Q2 *Represents change in costs over change in revenue for Q2 2020 compared to Q2 2019. See formula at right and appendix for reconciliation.

Ø Committed to deleveraging Ø FCF generation of €54 million in H1 2020 Ø Liquidity of €949 million Ø Closed German credit facilities in July for €50 million of additional liquidity Ø Refinanced 2021 Senior Notes Ø Cash interest of €150-160 million expected for 2020 Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile* Liquidity Significant liquidity with no near term bond maturities € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights *Does not include State Loans

Jean-Marc GermainChief Executive Officer

Sustainability

2019 Business and Sustainability Report:


EVERYDAY INSIDE
Constellium
BUSINESS AND SUSTAINABILITY PERFORMANCE REPORT 2019

2019 Highlights:

- Recordable injury rate decreased to 2.40 in 2019 from 3.31 in 2016
- Improved energy efficiency by 6.4%* – the equivalent of 100k mt of CO_2 savings
- Recycled >560k mt of externally sourced aluminium scrap
- Set a target to reduce GHG emissions intensity by 25% in 2025*
- Received Aluminium Stewardship Initiative ("ASI") Certifications for Singen's casting and rolling operations
- Awarded Ecovadis Platinum rating, given to top 1% of companies assessed worldwide
- Achieved a MSCI ESG rating of "AA"

PLATINUM Top 1% 2020 ecovadis CSR Rating

asi CERTIFIED PERFORMANCE ALUMINIUM-STEWARDSHIP.ORG

Sustainability is at the core of our business

*Against a 2015 baseline

Constellium

Second Quarter 2020 – Earnings Call 15

End Market Updates

Market	Highlights	% LTM Revenue
Packaging	▸ Market strong in North America; stable in Europe ▸ Recession resilient ▸ Focus on sustainability driving increased demand for aluminium cans ▸ Conversion from steel to aluminium continues in Europe ▸ Conversions to ABS to help North American market over the medium to long term	38%
Automotive	▸ OEMs increasing production rates ▸ Lightweighting expected to continue driving increased demand for rolled and extruded aluminum products ▸ Consumer preference for luxury cars, light trucks, and SUVs	26%
Aerospace	▸ Near-term outlook uncertain due to COVID-19 effect and 737-Max ▸ OEMs reducing build rates and adjusting order patterns ▸ OEM backlogs declining ▸ Expect passenger traffic to recover in medium to long-term based on past precedent ▸ Signed 10-year contract with Airbus	15%
Other Specialties	Transportation, Industry and Defense: ▸ North America: Strong defense market; weak transportation and industry markets ▸ Europe: Stable defense market; weak industry market Industry (Extrusions) ▸ Europe: Strong rail market; improving industry and transportation markets	21%

Diversified portfolio of end market exposures

Constellium

Second Quarter 2020 – Earnings Call 16

Q&A

Appendix

June 30, 2020 March 31, 2020 December 31, 2019 September 30, 2019 June 30, 2019 Borrowings 2,536 2,399 2,361 2,370 2,378 Fair value of cross currency basis swaps, net of margin calls 5 1 6 (5) 8 Cash and cash equivalents (378) (270) (184) (152) (213) Cash pledged for issuance of guarantees — — — — — Net Debt 2,163 2,130 2,183 2,213 2,173 LTM Adjusted EBITDA 488 574 562 545 524 Leverage 4.4x 3.7x 3.9x 4.1x 4.1x Net Debt Reconciliation € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months endedJune 30, 2020 Three months endedJune 30, 2019 Six months ended June 30, 2020 Six months ended June 30, 2019 Net (loss) / income (32) 17 (63) 41 Income tax (benefit) / expense (11) 9 (19) 24 (Loss) / income before income tax (43) 26 (82) 65 Finance costs - net 42 43 87 89 Share of income of joint-ventures — — — (5) (Loss) / income from operations (1) 69 5 149 Depreciation, amortization and impairment 71 60 137 117 Restructuring costs 11 1 11 1 Unrealized (gains) / losses on derivatives (43) 14 10 (17) Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net (1) 1 1 — Losses on pension plans amendments 2 — 2 — Share-based compensation costs 5 4 8 7 Metal price lag 25 13 40 31 Start-up and development costs 2 3 4 5 Losses on disposals — 1 — 2 Bowling Green one-time costs related to the acquisition — — — 6 Other 10 1 10 1 Adjusted EBITDA 81 167 228 302

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended June 30, 2020 Twelve months ended March 31, 2020 Twelve months ended December 31, 2019 Twelve months ended September 30, 2019 Twelve months ended June 30, 2019 Net (loss) / income (40) 8 64 (16) 200 Income tax expense (25) (4) 18 30 27 (Loss) / income before income tax (65) 4 82 14 227 Finance costs – net 173 174 175 167 160 Share of loss / (income) of joint-ventures 3 3 (2) 6 16 Income from operations 111 181 255 187 403 Depreciation, amortization and impairment 276 265 256 239 224 Restructuring costs 14 4 4 2 2 Unrealized (gains) / losses on derivatives (6) 51 (33) 18 24 Unrealized exchange losses from remeasurement of monetary assets and liabilities – net 1 3 — — 1 Losses / (gains) on pension plan amendments 1 (1) (1) 4 (36) Share based compensation costs 17 16 16 15 13 Metal price lag 55 43 46 53 55 Start-up and development costs 10 11 11 13 17 Losses / (gains) on disposals 1 2 3 7 (187) Bowling Green one-time costs related to the acquisition (1) (1) 5 6 6 Other 9 — — 1 2 Adjusted EBITDA 488 574 562 545 524

Borrowings Table

€ millions	Nominal Value in Currency	Nominal Rate	Effective Rate	At June 30, 2020 Nominal Value in Euros	(Arrangement fees)	Accrued Interests	Carrying Value	At December 31, 2019 Carrying Value
Secured Pan US ABL (due 2022)	$ —	Floating	3.43%	—	—	—	—	127
Secured US DDTL (due 2022)	$ —	Floating	—	—	—	—	—	—
Secured French loan (due 2025)	€ 180	Floating	2.50%	180	—	—	180	—
Secured Inventory Based Facility (due 2021)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes								
Constellium SE (Issued May 2014, due 2024)	$ 400	5.75%	6.26%	357	(3)	3	357	355
Constellium SE (Issued May 2014, due 2021)	€ —	4.63%	5.16%	—	—	—	—	200
Constellium SE (Issued February 2017, due 2025)	$ 650	6.63%	7.13%	580	(9)	13	584	582
Constellium SE (Issued November 2017, due 2026)	$ 500	5.88%	6.26%	447	(6)	10	451	449
Constellium SE (Issued November 2017, due 2026)	€ 400	4.25%	4.57%	400	(5)	6	401	400
Constellium SE (Issued June 2020, due 2028)	$ 325	5.63%	6.05%	290	(6)		284	—
Unsecured Revolving Credit Facility (due 2021)	—	Floating	—	—	—	—	—	—
Unsecured Credit facility Switzerland (due 2025)	CHF 20	1.18%	1.18%	18	—	—	18	—
Lease liabilities	—	—	—	190	—	1	191	188
Other loans	—	—	—	68	—	2	70	60
Total Borrowings				**2,530**	**(29)**	**35**	**2,536**	**2,361**
Of which non-current							2,434	2,160
Of which current							102	201

Constellium
Second Quarter 2020 – Earnings Call 22

Liquidity  € millions Six months ended June 30, 2020 Cash and cash equivalents 378 Factoring Facilities 48 Inventory Based Facility 78 Pan-U.S. ABL 280 Delayed Draw Term loan 148 Other 17 Total Liquidity 949

Cost Flex Reconciliation CSTM (€m) Q2 2020 Q2 2019 Var. Revenues 1,031 1,538 (507) Costs (incl. metal) 950 1,371 (421) Adj. EBITDA 81 167 (86) ∆ Cost / ∆ Revenue 83% ∆ Adj. EBITDA / ∆ Revenue 17% A&T (€m) Q2 2020 Q2 2019 Var. Revenues 250 383 (133) Costs (incl. metal) 219 319 (100) Adj. EBITDA 31 64 (33) ∆ Cost / ∆ Revenue 75% P&ARP (€m) Q2 2020 Q2 2019 Var. Revenues 565 821 (256) Costs (incl. metal) 507 742 (235) Adj. EBITDA 58 79 (21) ∆ Cost / ∆ Revenue 92% AS&I (€m) Q2 2020 Q2 2019 Var. Revenues 222 347 (125) Costs (incl. metal) 223 317 (94) Adj. EBITDA (1) 30 (31) ∆ Cost / ∆ Revenue 75%